Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following information was made available during the joint investor conference call to discuss the proposed transaction held on March 1, 2021:

NavSight Holdings, Inc.

Proposed Business Combination Conference Call

March 1, 2021

Corporate Participants

Jack Pearlstein, Chief Financial Officer, NavSight Holdings, Inc.

Peter Platzer, Chief Executive Officer, Spire Global, Inc.

Tom Krywe, Chief Financial Officer, Spire Global, Inc.

PRESENTATION

Michael Bowen:	Good morning. This is Michael Bowen, Managing director at ICR. Navsight has filed an investor presentation with the SEC, which is available on its website at Navsight.com/investors. Please review the disclaimers included in the investor presentation and refer to that as a guide for today’s call, the presentation will also be helpful to reference in conjunction with management’s commentary. management will not be fielding Any questions on today’s call. statements we make during this call that are not statements of historical facts constitute forward [00:00:30] looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Navsight’s form 8-K file. Today, for more information, please refer to the risks, uncertainties and other factors discussing the SEC filings. All cautionary statements that we make during this call are applicable to any forward looking statements we make.

Whenever they appear you should carefully consider the risks and uncertainties and other factors discussing in Navsight’s [00:01:00] SEC filings do not place undue reliance on forward-looking statements, which we assume no responsibility for updating. Thank you. And now I’ll turn the call over to Jack Pearlstein

Jack Pearlstein:	Hello, everyone. And beginning on slide four. My name is Jack Pearlstein and I’m the CFO of Navsight holdings. I want to thank you for your time and your interest in joining us. I’m very pleased to be here today and excited to introduce you to the Spire story. Turning to slide five. I’ll begin [00:01:30] with our investment thesis for Spire. Spire is a unique and differentiated high growth modern SaaS company. And as you will see throughout the presentation is differentiated model drives exceptional SaaS KPIs. Spire collect space-based data using its proprietary constellation of over a hundred multi-purpose satellites. And then through their proven technology stack, Spire takes the data that they collect from space, generate [00:02:00] proprietary data insights and predictive analytics for its customers. Under a subscription model. Spire’s total addressable market is large and rapidly growing projected to reach over 90 billion by 2025, Spire is vertically integrated with disruptive unit economics and its constellation is fully deployed providing the business with attractive operating profile and a clear path to profitability. The rapidly [00:02:30] growing market for space-based data and analytics is driving an ever expanding number of use cases. Spire is extremely well-positioned to meet this growing demand with multiple products across a range of industries. And lastly, on this slide, Peter has built a fantastic management team with deep domain expertise and decades of experience. Just a great group of leaders that we believe are perfectly suited to lead Spire as a public company. Moving [00:03:00] to the transaction summary on slide six, the transaction will be a business combination between Spire Global Inc and Navsight. We expect to close the transaction in the second quarter of 2021. Post-closing the company will maintain the Spire Global name and will be listed on the NYSE.

Jack Pearlstein:	Navsight has 230 million cash in trust and we raised 245 million in PIPE commitments, including 10 million from Navsight, uh, sponsor. [00:03:30] Perform enterprise value. The transaction is 1.2 billion, which is 5.4 times 2023, estimated revenue, a deep discount to the comp groups, which I’ll walk you through later in the presentation. Spire stockholders are rolling a hundred percent of their equity in the transaction. The transaction assumes approximately 408 million of cash on Spire’s balance sheet after debt pay down, transaction fees and expenses, and pro forma ownership, post [00:04:00] business combination will have, existing Spire stockholders at 67%, the original SPAC IPO stockholders at 14% PIPED investors at 15% and the SPAC founders at 4%. I’d like to now turn it over to Peter to take you through the Spire story.

Peter Platzer:	Thanks so much, Jack. I’m Peter Peter Platzer one of the founders and CEO of Spire originally from Austria high energy infusion physicist. Um, I spent, uh, after certain, [00:04:30] a lot of time with the Boston consulting group first in Europe and then in Asia, and then after Harvard business school, about nine years on wall street and hedge funds as a quantitative investment manager. Um, and then through an encounter with Peter Diamandis, I got my last credit degree in France in space science and management, and out of that, uh, with my two co-founders, we started Spire and we built a company in a fundamentally different way from the ground up as many other space companies, both new and old have been built, you know, starting with this, uh, business model [00:05:00] that all of our products and services are sold as a subscription, you know, and delivered through an API.

Peter Platzer:	And then, you know, we have this software defined infrastructure. So the same way as Tesla up-ended the car buying model, where you buy a Tesla and it’s not fixed, you know, if you want to go faster, you get a software upgrade. If you want to go further, you get a software upgrade and we have done exactly the same thing, you know, flipping the traditional model of space on its head as our satellites. When they go in to retirement, are actually producing often [00:05:30] two times, three times as much data due to all of the software upgrades that we do over their lifetime. We all have vertically integrated from day one, you know, not just controlling the space side and the sensors and the software there, but have built and invested enormous amounts into the analytics and predictive analytics capabilities of the company. And we also not just a one trick or one, a product company, you know, we have multiple products that allow us to amortize our, our infrastructure, but maybe the different [00:06:00] biggest differentiator is, is that our company does not sell capacity.

Peter Platzer:	It is not a launch capacity or communication capacity or a tasking capacity that we sell. We just collect data once and sell it a million times. And if you build, as you can see on slide nine, you know, accompany with those kind of fundamentally different structures, you get fundamentally different KPIs starting with, you know, a hundred percent growth rate of the recurring revenue year over year, coming off [00:06:30] a fully deployed infrastructure, over a hundred satellites, covering the earth over a hundred times a day. And that data in and flows into our predictive analytics engine crunching five terabytes of data a day, and allowing us to, you know, carry our customers forward, not just with multiple products, but with multiple layers, which then results in our 145% net retention rate. And that gives us the confidence over the next five years, we will grow to about $1.2 billion [00:07:00] in recurring revenue with gross margins of over 90% and free cash flow conversion of about an 80% because of that multiproduct feature.

Peter Platzer:	And if you see on slide 10, you know, the markets that we operate in not just a very, very large close to a hundred billion dollars, but they’re supported by secular trends.

The trend of the digitalization of the global economy, which is driving the increasing adoption of data and analytics, which is then, you know, driven [00:07:30] even further through these proliferation of use cases, as we have more and more advancements in AI and machine learning. And last, but certainly not least, you know, the, the, the generational challenge we face in the form of climate change and weather, as it is impacting all of the world’s businesses, people and governments is another secular trend where the products and services that Spire develops lends itself, particularly well to creating a further up to a 300 billion dollar opportunity, [00:08:00] which you see on slide 11, we monetize in a very, very simple business model.

Peter Platzer:	You know, we collect data once, we refine it, we sell it a million times. If you start on the left-hand side, you see like the fully deployed infrastructure, over a hundred satellites the fully deployed ground station structure 17 tenants and 16 countries all proprietary to Spire controlled by us reliably and resiliently bringing down the data, which then gets cleaned and organized and structured. [00:08:30] And that’s where customers it for the first time access to it, you know, through an API to get it as a subscription, we then fuse it with third-party data. You add an analytics on top of it. And again, making that smart data available through a subscription as an API. And then of course, there’s the predictive analytics where we help them call our customers, understand what is going to happen next in this rapidly changing world, making that again, available as a subscription through the API.

Peter Platzer:	And we do that [00:09:00] on slide 12, as you see alongside four verticals, we do in the maritime world where we track every single ship of this planet, and then in aviation tracking all of the world’s planes. And then of course in weather covering the weather anywhere on this planet and then making predictions. And then our first business model over the services, which is a, uh, an Amazon AWS equivalent just for space, where customers for rent our infrastructure. Now all of this has [00:09:30] applications in a broad and growing range of industries. Um, and so far, we’ve literally only been able to scratch the surface here. And I’m excited that this transaction will allow us to penetrate and capture this market substantially faster. If you flip over to page 14, you know, you see that we have built this business with exceptionally high barriers to entry, starting with solving very, very hard technology problems, where we [00:10:00] had to invent capabilities and technology that simply didn’t exist.

Peter Platzer:	Even more So some of our early investors were told by NASA that what we’re trying to do a little bit breaking the laws of physics, because you can’t build a device as small, that is sensitive enough and stable enough and has enough power. Well, that’s exactly what we did. And we did it in house, allowing us to continually improve our technology with roughly a 10 X every five year improvement cycle. As we build our [00:10:30] sensors and our satellites in-house as fast as one, every two days, improving quality and, uh, and decreasing costs along the way. And then of course, we have this software defined very, very unique technology where we have upgraded our satellites, maybe 20,000 times over the last four or five times in order continually improving their capabilities. And then the analytics that we built is like the next layer, where we had to assemble very, very [00:11:00] hard to find a skillsets for trends, metrology, GNSS, wave optics.

Peter Platzer:	Those are really difficult to find, uh, uh, technology skillsets that we had to assemble to build, you know, these kinds of capabilities. And then last, but certainly not least is the simple scale off the solution that we have rolled out. Where we have 141 satellites launched, where we have 30 ground stations across the planet. And [00:11:30] it’s not just a scale off the infrastructure. It is the time it takes to build it. The time it takes to gets the licenses. We’ve got licenses from 20 different countries. If you flip over to space 18, you then see the value add that this kind of business model and this kind of technology brings to the customers. We’re an area on, for example, uh, Thomas building this company, uh, with this idea of boneless flight over land. Um, but [00:12:00] to deliver that to customers, he needed a weather prediction capability with a fidelity that simply was not available anywhere else for him

Peter Platzer:	Now, he came to us and, you know, he ended up signing a seven year contract because Spire allows him and his customers to experience this or a vessel bot, which is improving his key performance indicator time chartered equivalent by 10 to 15%. But not only that because of the ever more stringent IMO requirements [00:12:30] for emissions and our additional products allow them to reduce the greenhouse gas emissions by about 30%. Now, when you wrap those multiple products and multiple layers into the business model, as you can see on slide 19, you get a very, very powerful structure. You have this hundred and 4% recurring revenue growth year over year from a strong customer base from over 30 countries that buy multiple products and multiple layers giving [00:13:00] us 145% net retention rate, which then of course means we have an incredibly efficient sales process with a customer acquisition costs payback time of under seven months.

Peter Platzer:	And because our salespeople, uh, produce over $2 million per head in attain quotas, actually 2.4 million last year. So when Jack and Bob approached us for this combination, we got really excited to supercharge this business. If you look on, on slide 20, [00:13:30] you know, this combination allows us to accelerate our market capture by investing in sales, marketing, and product development and grab, um, additional regions and verticals that so far, we have not been able to invest in. And we also can bring forward some additional data points like microwave sounding, RF, signal, geolocation, spectrum monitoring that so far, we have not been able to do. And with that, I love to pass you on to Tom Krywe [00:14:00] our CFO.

Tom Krywe:	Thanks Peter. As Peter mentioned, I’m Tom Krywe, the CFO of Spire. If you turn to slide 25, I’d like to walk you through our SaaS KPIs and financial projections. If you start at the top of the slide, this represents our 2020 prelim actual results. We talked about our ability to land and expand, but with our 97% gross retention rate, this also means low customer churn and product stickiness. This was also the case in 2019 [00:14:30] with a gross retention rate of 98%. So we’ve seen these 97 and 98% rates for the past two years. Then you can see the low acquisition cost and quick payback, the creation of long-term value and having our new customers signing agreements just under two years in length. If you look at the bottom left graph, this shows our ARR actuals for the first couple of years, and then our projected growth.

Tom Krywe:	The projected growth is carrying forward our positive historical trends at the top [00:15:00] of the slide, along with having the large space based data analytics and Orbital services, addressable markets that Peter spoke about earlier, the middle graph shows you how we are leveraging our technology across all four of our products to drive increased margins over time. The last graph on the right is the result of the top line growth and the leverage cost structure that I just talked about and that converts into available cash. Now I’d like to turn things back over to Jack to give you an overview of our transaction and valuation.

Jack Pearlstein:	[00:15:30] Thanks Tom. On slide 31, defining the peer group Spire at its core is a high growth SaaS and data analytics company. And so we believe the vertical SaaS and high growth data and predictive analytics concepts are closest to Spire with respect to their business models, growth rates, financial attributes, and the KPIs which they measure their performance. Spire is also clearly part of the new space economy. [00:16:00] So with a differentiated and we think superior SaaS based business model that collects data from space once and sells it many times on slide 34, we benchmark Spire against all three comp sets on an EBITDA to revenue basis for both estimated 2022 and estimated 2023. And in each case, Spire is priced at a significant discount to each of the peer median and peer averages. [00:16:30] And on slide 35, you can see how that discount translates into an extremely attractive entry point for investors. Spire’s deal Enterprise value of 1,000,000,002 would grow to 2.7 billion at the peer median using a 2022 EV to revenue, multiple and will grow to nearly 4 billion at the peer median using a 2023 EV to revenue multiple again, an extremely attractive entry point, significant upside [00:17:00] in returns for investors. This concludes our comments for today. I want to thank you for joining.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC.

Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.